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                                                                      EXHIBIT 99

                          FORWARD-LOOKING STATEMENTS

  The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time.

  Dependence on Others: The Company's present growth strategy for development of additional lodging and senior living facilities entails entering into various arrangements with present and future property owners, including Host Marriott Corporation. There can be no assurance that any of the Company's current strategic arrangements will be continued, or that the Company will be able to enter into future collaborations.

  Contract Terms for New Units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of the Company's lodging facilities, retirement communities, and contract services units are influenced by contract terms offered by the Company's competitors at the time such agreements are entered into. Accordingly, there can be no assurance that contracts entered into or renewed in the future will be on terms that are as favorable to the Company as those under existing agreements.

  Competition: The profitability of hotels, vacation timeshare resorts and retirement communities operated by the Company is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts and senior living facilities, and other factors. The Company generally operates hotels, vacation timeshare resorts and retirement communities in markets that contain numerous competitors, and the continued success of the Company's hotels, vacation timeshare resorts and retirement communities in their respective markets will be dependent, in large part, upon those facilities' ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services (in the case of retirement communities), cost and, to a lesser extent, the quality and scope of food and beverage facilities.

  Supply and Demand: During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms, and the oversupply had an adverse effect on occupancy levels and room rates in the industry. Although the current outlook for the industry has improved, the lodging industry may be adversely affected in the future by (i) international, national and regional economic conditions, (ii) changes in travel patterns,
(iii) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (iv) the availability of capital. The Company's timeshare business is also subject to the same uncertainties, and accordingly there can be no assurance that the present level of demand for timeshare intervals will continue, or that there will not be an increase in the supply of competitive timeshare units, which could reduce the prices at which the Company is able to sell units.